[redacted]

SECUR 13025337 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glover Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Peachtree Street, N.E., Suite 506
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Marion Glover 404 523-2921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLC
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, N.E., Ste 1800 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marion B. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glover Capital, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOVER CAPITAL, INC.

Securities Investor
Protection Corporation Report

June 30, 2013

Porter Keadle Moore
CPAs | Advisors | www.pkm.com

Porter Keadle Moore
CPAs | Advisors | www.pkm.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors
Glover Capital, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2013, which were agreed to by Glover Capital, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the assessment payments in Form SIPC-7 (as amended) with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 (as amended) for the year ended June 30, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 (as amended) with supporting schedules and working papers, noting no difference.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 (as amended) and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLC

Atlanta, Georgia
August 22, 2013

GLOVER CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2013

Glover Capital, Inc.

Table of Contents

June 30, 2013

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Glover Capital, Inc. (the "Company") as of June 30, 2013, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glover Capital, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Porter Keadle Moore, LLC

August 22, 2013
Atlanta, Georgia

Glover Capital, Inc.

Statement of Financial Condition

June 30, 2013

Assets

Current Assets:		
Cash and cash equivalents	$	85,947
Commissions receivable, less allowance for doubtful accounts of $146,838		375,921
Other current assets		340
Total current assets and assets	$	462,208

Liabilities and Stockholder's Equity

Current Liabilities:		
Accounts payable	$	1,278
Due to related party		3,020
Total current liabilities		4,298
Commitments		
Stockholder's Equity:		
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		2,500
Retained earnings		450,410
Total stockholder's equity		457,910
Total liabilities and stockholder's equity	$	462,208

See notes to financial statements.

Glover Capital, Inc.

Statement of Operations

For the Year Ended June 30, 2013

Revenues:		
Commissions	$	3,024,054
Costs and expenses:		
Management fees		2,958,650
Income tax expense		100
Bad debt expense (recovery)		(391,517)
Other expenses		69,706
Taxes and license fees		13,043
Total costs and expenses		2,649,982
Interest income		283
Net income	$	374,355

See notes to financial statements.

Glover Capital, Inc.

Statement of Stockholder's Equity

For the Year Ended June 30, 2013

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, June 30, 2012	5,000	$ 5,000	$ 2,500	$ 76,055	$ 83,555
Net income	-	-	-	374,355	374,355
Balance, June 30, 2013	5,000	$ 5,000	$ 2,500	$ 450,410	$ 457,910

See notes to financial statements.

Glover Capital, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2013

Increase (Decrease) in Cash		
Cash flows from operating activities:		
Cash received from customers	$	3,039,650
Cash paid for management fees		(2,959,509)
Cash paid for regulatory fees		(13,143)
Cash paid for other expenses		(68,428)
Interest and dividends received		283
Net cash used in operating activities and decrease in cash		(1,147)
Cash and cash equivalents, beginning of year		87,094
Cash and cash equivalents, end of year	$	85,947

Reconciliation of net income to net cash used in operating activities	
Net income	374,355
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(375,921)
Accounts payable	1,278
Due to related party	(859)
Total adjustments	(375,502)
Net cash used in operating activities	(1,147)

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the "Company") was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification"). The Codification is the single official source of authoritative generally accepted accounting principles in the United States ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues related to the sale of a company are recognized when the Company has performed all services required of it, persuasive evidence of an arrangement exists, and prices are determinable, as evidenced by a signed customer contract, and when the deal "closes."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At June 30, 2013, commissions receivable totaled $522,759 and $146,838 of this balance was fully reserved as an allowance for bad debts. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded bad debt recovery when received.

Note 1 - Description of business and summary of significant accounting policies – continued:

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities related to using the cash method of accounting for tax purposes and the accrual method of accounting for financial reporting purposes

As of June 30, 2013, the Company has federal and state net operating loss carryforwards of $10,275 and $13,982, respectively, available to reduce future taxable income, which expire in various years through 2032. The significant temporary difference is the carryforwards that give rise to net deferred tax assets before valuation allowance. At June 30, 2013, the Company had $2,380 in deferred tax assets. The Company's management concluded that it was more likely than not that deferred tax assets would not be recovered and has provided a valuation allowance for the full amount of its net deferred tax assets at June 30, 2013. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending June 30, 2009. As of June 30, 2012, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Major customers

The nature of the Company's business is to handle large transactions. During the year ended June 30, 2013, the Company had transactions with one customer, which accounted for 100% of revenues and this one customer accounted for 100% of net commissions receivable at June 30, 2013.

Note 1 - Description of business and summary of significant accounting policies - continued:

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through August 22, 2013, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of June 30, 2013, have been incorporated into these financial statements.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of $81,629 which was $76,629 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0527 to 1 at June 30, 2013.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

During the year ended June 30, 2013, the Company paid to Glover & Associates, Inc. $36,127 and $2,959,509 for various operational expenses and management fees, respectively. At June 30, 2013 the Company owed $3,020 to Glover & Associates for various operational expenses.

Note 4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note 5 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

SUPPLEMENTAL INFORMATION

Glover Capital, Inc.

Schedule 1: Reconciliation of Audited and Unaudited Reports

June 30, 2013

Description	As Previously Stated	Debit	Credit	As Stated
	Assets			
Current assets:				
Cash	$ 85,947	$ -	$ -	$ 85,947
Accounts receivable, less allowance for doubtful accounts of $146,838	375,921	-	-	375,921
Other current assets	340	-	-	340
Total current assets and assets	$ 462,208	$ -	$ -	$ 462,208
	Liabilities and Stockholder's Equity			
Current liabilities:				
Accounts payable	$ 1,278	$ -	$ -	$ 1,278
Due to related party	3,020	-	-	3,020
Total current liabilities	4,298	-	-	4,298
Stockholder's 3quity:				
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding	5,000	-	-	5,000
Additional paid-in capital	2,500	-	-	2,500
Retained earnings	450,410	-	-	450,410
Total stockholder's equity	457,910	-	-	457,910
Total liabilities and stockholder's equity	$ 462,208	$ -	$ -	$ 462,208
	Revenues and (Expenses)			
Revenues:				
Commissions	$ 3,024,054	$ -	$ -	$ 3,024,054
Costs and expenses:				
Management fees	(2,958,650)	-	-	(2,958,650)
Income tax expense	(100)	-	-	(100)
Bad debt expense (recovery)	391,517			391,517
Other expenses	(69,706)			(69,706)
Taxes and license fees	(13,043)	-	-	(13,043)
Total costs and expenses	(2,649,982)	-	-	(2,649,982)
Interest income	283			283
Net income	$ 374,355	$ -	$ -	$ 374,355

See independent auditor's report.

Glover Capital, Inc.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 457,910
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		457,910
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		457,910
Deductions and/or charges:		
Total nonallowable assets	$ 376,261	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities-proprietary capital charges	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	376,261
Net capital before haircuts on securities positions (tentative net capital)		81,649
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	20	20
Net capital		$ 81,629

See independent auditor's report.

Glover Capital, Inc.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

June 30, 2013

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	4,298
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	4,298

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	287
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	76,629
Percentage of aggregate indebtedness to net capital		5.27%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	81,629
Audit adjustments		-
Net capital per previous page	$	81,629

See independent auditor's report.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Glover Capital, Inc. (the "Company"), as of June 30, 2013 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLC

August 22, 2013
Atlanta, Georgia